Medical Exercise, Inc.

11951 US-1, Suite 105

North Palm Beach FL 33408

Telephone: (561) 772-3853

April 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Medical Exercise Inc.
Registration Statement on Form S-1
File No. 333-284522

Acceleration Request Requested Date: April 30, 2025
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Medical Exercise, Inc., a Florida corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective as of the April 30, 2025, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Scott D. Olson, Company’s outside legal counsel, via telephone at (310) 985-1034 or via email at sdoesq@gmail.com.

Sincerely,

Medical Exercise, Inc.

By:	/s/ Matt Degelman
Name:	Matt Degelman
Title:	President